

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

Via E-mail
Mr. Ben van Beurden
Royal Dutch Shell plc
Chief Executive Officer
Carel van Bylandtlaan 30
2596 HR, The Hague, The Netherlands

> **Re:** **Royal Dutch Shell plc**
> **Form 20-F for the Fiscal Year ended December 31, 2013**
> **Filed March 13, 2014**
> **File No. 1-32575**

Dear Mr. van Beurden:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2013

Upstream, page 23

Proved Undeveloped Reserves, page 25

1.	You state that your proved undeveloped reserves "increased by 543 million boe" in 2013. This appears to represent the net increase during the year, and does not appear to address the various factors that resulted in this net increase, including proved undeveloped reserves converted into proved developed reserves. Please expand this disclosure to identify all items that materially impacted proved undeveloped reserves during the year. For example sources of change, see FASB ASC paragraph 932-235-50-5: See also Item 1203(b) of Regulation S-K.

.

2.   In addition, you state that 107 million boe of "new proved undeveloped reserves in 2013 were matured to proved developed reserves." Item 1203 requires the disclosure of first of the year PUD volumes that are converted to proved developed reserves during the years. Please explain this statement to us and explain its impact on beginning-of-the-year PUD volumes.

Kazakhstan, page 27

3.   For your share of the Kashagan project, please explain to us your proved developed reserves, proved undeveloped reserves, projected production resumption date, sunk capital costs, remaining projected capital costs and fees to be assessed by the host government for project delays.

4.   The information you have provided regarding production volumes appears to be presented based on average daily production. Revise your disclosure to present this information based on annual production volumes. See Item 1204(a) of Regulation S-K.

General

5.   You state on page 42 that you continue to conduct soil remediation activities in Sudan and to sell polyols to Syria. You list on your website Syria Shell Petroleum Development BV, based in Damascus. It appears from publicly-available information that a distributor of Shell Chemicals, Surfachem Group Ltd., may sell your detergent alcohols to Cuba. Cuba, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since your letter dated September 15, 2011. Your response should describe any goods, technology, services or support you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

6.   Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such

actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters, and Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding comments on engineering matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant